UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 27, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Dimension Therapeutics, Inc.

File No. 333-206911 - CF#32726

———————————————

   Dimension Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 17, 2015.

   Based on representations by Dimension Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through September 17, 2025
Exhibit 10.9	through September 17, 2025
Exhibit 10.10	through September 17, 2025
Exhibit 10.11	through December 31, 2016

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary